Senmiao Technology Ltd

16F, Shihao Square, Middle Jiannan Blvd.

High-Tech Zone, Chengdu, Sichuan

People’s Republic of China, 610000

February 2, 2023

Via Edgar

Division of Corporation Finance

Securities and Exchange Commission

100 F Street

Washington, DC 20549

Attn: Eric Envall

Re:	Senmiao Technology Ltd
Registration Statement on Form S-3
Filed April 15, 2022
File No. 333-264316

Dear Mr. Envall,

Senmiao Technology Ltd, a Nevada corporation (the “Company”), pursuant to Rule 477, hereby respectfully requests that the Securities and Exchange Commission (the “SEC”) consent to the withdrawal of the Company’s registration statement on Form S-3 together with all exhibits thereto (File No. 333-264316), initially filed on April 15, 2022 (the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter. The Registration Statement was never declared effective and no securities were offered or sold pursuant to the Registration Statement.

Furthermore, the Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this application will not be granted.

If you have any questions or require further information regarding this application, please contact our counsel, Elizabeth F. Chen, Esq. at Pryor Cashman LLP at 212-326-0199.

Sincerely yours,

Senmiao Technology Ltd

/s/ Xi Wen
Xi Wen
Chief Executive Officer

cc:	Elizabeth F. Chen, Esq. Pryor Cashman LLP